UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Netshoes Announces the Consummation of the Merger with Magazine Luiza

São Paulo, June 14, 2019 —Netshoes (Cayman) Limited (the “Company”) announces today the consummation of the previously announced merger with a Magazine Luiza wholly-owned subsidiary (the “Merging Company”) (the “Merger”) as a result of all conditions precedent for the consummation of this merger having been satisfied, including approval by (i) Brazilian anti-trust authorities and (ii) a 90.32% favorable vote by shareholders present, either in person or by proxy, at the Company’s extraordinary general meeting of shareholders held on June 14, 2019.  Pursuant to the terms of this transaction, the Merging Company merged with and into the Company, with the Company continuing as the surviving company (the “Surviving Company”) and as a wholly owned subsidiary of Magazine Luiza S.A. As a result of the consummation of the Merger, the Company’s shareholders, other than those who have validly exercised their statutory right to dissent to the merger, will be entitled to receive the merger consideration of US$3.70 in cash per common share, without interest and less any applicable withholding taxes (the “Merger Consideration”).

Magazine Luiza and the Surviving Company will now cause the paying agent to mail to each holder of record of common shares, (i) transmittal materials, including a letter of transmittal in customary form as agreed by Magazine Luiza and the Company and (ii) instructions for surrendering book-entry common shares in exchange for the Merger Consideration. For further information with respect to payment procedures and the expected timeline for receipt of the Merger Consideration, see “The Merger Agreement—Payment Procedures” and the original form of agreement and plan of merger between the Company, Magazine Luiza S.A. and the Merging Company dated as of April 29, 2019, as amended, included in the Company’s information statement dated June 3, 2019 and previously furnished to the U.S. Securities and Exchange Commission.

The Company has notified the New York Stock Exchange (“NYSE”) of the completion of the Merger, and trading in the Company’s common shares on the NYSE will cease as of the start of trading on June 17, 2019 and will be suspended effective before the opening of trading on that same day.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: June 14, 2019